EUROPEAN WAX CENTER, INC.
5830 Granite Parkway, 3rd Floor
Plano, TX 75024

August 2, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Donald Field.
Jennifer Lopez-Molina

European Wax Center, Inc.
Registration Statement on
Form S-1 (File No. 333-257874)

Dear Mr. Field and Ms. Lopez-Molina:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of European Wax Center, Inc. (the “Company”) be accelerated to August 4, 2021 at 3:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Monica K. Thurmond of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3055.

*****

Very truly yours,

By:	/s/ Gavin O’Connor
	Name:	Gavin O’Connor
	Title:	Chief Legal Officer and Corporate Secretary